Exhibit 99.1

Hepsiburada Announces Third Quarter 2023 Financial Results

ISTANBUL, December 5, 2023 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the third quarter ended September 30, 2023.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under International Financial Reporting Standards (“IFRS”), including the Company, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated financial statements as of and for the three months ended September 30, 2023, including figures corresponding to the same period of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of September 30, 2023. All the amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period, are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements as at September 30, 2023 are as follows:

Date	Index	Conversion Factor
30 September 2023	1,691.0	1.00
31 December 2022	1,128.5	1.50
30 September 2022	1,046.9	1.62

Figures unadjusted for inflation in accordance with IAS 29, denoted as “IAS 29-unadjusted”, “unadjusted for IAS 29”, “unadjusted”, “unadjusted for inflation”, or “without adjusting for inflation”, are also included in the summary tables of the consolidated financial statements and under the “Highlights” section and explanatory notes as relevant. The press release also includes tables that show the IAS 29 adjustment impact on the consolidated financial statements for the periods under discussion. Figures unadjusted for IAS 29 constitute non-IFRS financial measures. We believe that their inclusion facilitates the understanding of the restated financial statements in accordance with IAS 29 and our year on year growth and profitability guidance. Please see the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

Third Quarter 2023 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

•	Gross merchandise value (GMV) increased by 45.1% to TRY 25.7 billion compared to TRY 17.7 billion in Q3 2022.

o	IAS 29-Unadjusted GMV increased by 126.2% to TRY 24.3 billion compared to Q3 2022.

•	Revenue increased by 52.0% to TRY 8,057.4 million compared to TRY 5,300.1 million in Q3 2022.

•	Number of orders increased by 55.1% to 27.0 million compared to 17.4 million orders in Q3 2022.

•	Active Customers increased to 12.0 million compared to 11.8 million as of September 30, 2022.

•	(Order) Frequency increased by 59.3% to 8.6 compared to 5.4 as of September 30, 2022.

•	Active Merchant base increased by 7.2% to 101.1 thousand compared to 94.3 thousand as of September 30, 2022.

•	Number of SKUs increased by 45.2% to 210.6 million compared to 145.0 million as of September 30, 2022.

•	Share of Marketplace GMV was 65.5% compared to 68.2% in Q3 2022.

•	EBITDA improved to positive TRY 87.9 million compared to negative TRY 1,030.7 million in Q3 2022. Accordingly, EBITDA as a percentage of GMV was at 0.3% on a 6.2 percentage points improvement compared to Q3 2022.

o	IAS 29-Unadjusted EBITDA improved to positive TRY 644.0 million compared to negative TRY 450.8 million in Q3 2022. IAS 29-Unadjusted EBITDA as a percentage of GMV in Q3 2023 improved 6.9 percentage points to 2.7% compared to Q3 2022.

•	Net loss for the period was TRY 191.1 million compared to a net loss of TRY 923.1 million for Q3 2022.

•	Free cash flow was positive TRY 2,006.6 million compared to positive TRY 534.7 million in Q3 2022.

Commenting on the results, Nilhan Onal Gökçetekin, CEO of Hepsiburada said:

“We are pleased to announce another robust quarterly performance, building on our strategic priorities. On an unadjusted basis, our GMV saw growth of 126% in Q3 2023 compared to the same period of last year with EBITDA as a percentage of GMV at 2.7%. As the trusted brand of Türkiye's e-commerce sector, our growth is attributed to our strong customer base and heightened order frequency. During the third quarter, we generated 27 million orders which meant a 55% year-on-year increase. This growth was fueled by Hepsiburada Premium members, exceeding 2 million members in November. As a consequence, our results have exceeded both our quarterly GMV growth and EBITDA guidance, and take us one step closer to a positive full-year EBITDA, unadjusted for inflation.

During the quarter, and in line with our customer centricity, we announced an initiative “HepsiburadaPromise” to emphasize our compelling value proposition which encompasses next-day delivery, convenient return pick-up services, and an assurance of authenticated products, among others. This initiative addresses the primary concerns of Turkish e-commerce consumers and underscores our commitment to meet their expectations.

In Q3, we also re-launched our Retail Media Network (RMN) business, operating under the HepsiAd brand. HepsiAd is dedicated to providing targeted advertising solutions, and driving growth for our partners and ourselves.

Our strategic focus on sustainable and profitable growth is confirmed by our commercial agility despite volatile macroeconomic conditions. This approach allows us to offer services such as tailored payment options and affordability solutions to our customers. With Hepsipay wallet’s user base reaching 13.2 million in the third quarter, the use of our buy-now-pay-later solution and shopping loans in collaboration with our partner banks generated 5.6% of our GMV. Hepsipay’s prepaid card offering, enabling holders by topping-up to e-wallet through loans, has reached 708 thousand cards by the end of November. Being an integral component of our strategy, we continued the expansion of Hepsipay’s one-click check-out solution, part of our comprehensive solutions suite for our B2B clients. Meanwhile, HepsiJet doubled its external client base and external delivery volume on a year-on-year basis, which corresponded to a quarter of its total volume.

With another robust “Legendary November” behind us, we expect to deliver a solid and profitable growth also in the fourth quarter. In the pursuit of our objectives, we remain confident in our ability to overcome headwinds and raise the bar in Türkiye’s e-commerce ecosystem. Our stakeholders’ trust and collaboration inspire us to reach new heights, and we look forward to the exciting journey ahead.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key unaudited operating and unaudited financial data as of and for the three months ended September 30, 2023 and September 30, 2022 and the nine months ended September 30, 2023 and September 30, 2022 prepared in accordance with IFRS. Unless indicated otherwise, all financial figures in the tables provided are inflation-adjusted (in accordance with IAS 29).

	Three months ended September 30,				Nine months ended September 30,
	unaudited				unaudited
(in TRY million unless otherwise indicated)	2023	2022	y/y %		2023	2022	y/y %
GMV (TRY in billion)	25.7	17.7	45.1%		69.5	51.8	34.2%
Marketplace GMV (TRY in billion)	16.8	12.1	39.3%		46.5	34.1	36.2%
Share of Marketplace GMV (%)	65.5%	68.2%	(2.7pp	)	66.9%	65.9%	1.0	pp
Number of orders (million)	27.0	17.4	55.1%		78.6	46.5	69.0%
Active Customer (million)	12.0	11.8	1.5%		12.0	11.8	1.5%
Revenue	8,057.4	5,300.1	52.0%		21,596.7	15,786.0	36.8%
Gross contribution	2,415.0	1,478.6	63.3%		6,505.3	2,953.2	120.3%
Gross contribution margin (%)	9.4%	8.4%	1.0	pp	9.4%	5.7%	3.7	pp
Net income/(loss) for the period	(191.1)	(923.1)	(79.3%	)	654.5	(3,527.2)	n.m.
EBITDA	87.9	(1,030.7)	n.m.		291.0	(3,503.9)	n.m.
EBITDA as a percentage of GMV (%)	0.3%	(5.8% )	6.2	pp	0.4%	(6.8% )	7.2	pp
Net cash (used in)/provided by operating activities	2,240.6	874.8	156.1%		1,780.7	(1,295.1)	n.m.
Free Cash Flow	2,006.6	534.7	275.3%		1,041.9	(2,211.1)	n.m.

Note: The abbreviation “n.m.” stands for not meaningful throughout the press release.

Note that Gross Contribution, EBITDA and Free Cash Flow are non-IFRS financial measures. See the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, gross contribution margin, EBITDA as a percentage of GMV, number of orders and active customer in the “Certain Definitions” section of this press release.

Outlook

The below forward-looking statements reflect Hepsiburada’s expectations as of December 5, 2023, considering year to date trends which could be subject to change, and involve inherent risks which we are unable to control or foresee. The financial outlook is based on management’s current views and estimates with respect to existing market conditions. However, there are several uncertainties including the inflationary environment both in Türkiye and globally, local currency volatility, low consumer confidence, pressure on purchasing power, regional geopolitical headwinds, supply chain disruptions, the new regulatory environment for our activities in Türkiye and the evolving competitive landscape. Management’s views and estimates are subject to change without notice. See also the “Forward Looking Statements” section at the end of this press release.

For the fourth quarter of 2023, we expect to deliver IAS 29-Unadjusted GMV growth within a range of 93% to 95% compared to the same period of 2022 and IAS 29-Unadjusted EBITDA as a percentage of GMV within a range of 0.5% to 1.0%. Consequently, for the full year 2023, we expect to double IAS 29-Unadjusted GMV as compared to the full year 2022 and to record IAS 29-Unadjusted EBITDA as a percentage of GMV of around 1.5%.

We intend to remain focused on sustainable and profitable growth with a prudent approach to capital allocation.

Q3 2023 Business and Strategy Highlights

As at the end of September 2023, the rate of inflation followed a downward trend compared to the third quarter of 2022 (mainly due to the high base effect) and uptrend compared to the second quarter of 2023:

•	The annual inflation rate published by TurkStat as of September 30, 2023 was 61.5%, down from 83.5% as of September 30, 2022 and up from 38.2% as of June 30, 2023. The monthly inflation rates during the third quarter of 2023 were 9%, 9% and 5% in July, August and September, respectively. The Consumer Confidence Index declined to 71.5 as of September 30, 2023 compared to 85.1 as of June 30, 2023.

In Q3 2023, IAS 29-Unadjusted GMV increased by 126.2% to TRY 24.3 billion compared to Q3 2022, exceeding our guidance of around 110% by 16.2 percentage points.

•	For Hepsiburada, GMV growth is a function of the growth in number of orders and average order value.

o	We achieved continued order growth of 55.1% in Q3 2023 compared to Q3 2022. Order growth came through the continued rise in order frequency and customer growth. Our Active Customer base consisted of 12.0 million as of September 30, 2023 and order frequency (LTM) grew by 59.3% to 8.6, up from 5.4 as of September 30, 2022. Robust customer demand for our digital products (which mainly include sweepstakes and gamified lotteries, plus the first monthly payment of the Hepsiburada Premium membership subscription) continued to fuel the rise in order frequency. Excluding the orders of digital products, order frequency would have been 6.1 as of September 30, 2023 compared to 5.1 as of September 30, 2022, corresponding to 19.7% growth. Accordingly, order growth excluding that of digital products was 18.3% in Q3 2023 compared to Q3 2022. While these digital products generated less than 0.5% of our GMV in Q3 2023, we value the repeat interaction they enable with the participating customer segments.

o	Meanwhile, average order value grew by 45.8% in Q3 2023 compared to Q3 2022. Excluding digital products, the average order value grew by 91.4%, outpacing the annual inflation of 61.5%. The faster average order value growth is attributable mainly to a 2.2 percentage point shift in the GMV mix towards the electronics category which has significantly higher value items than non-electronics. The faster-than-inflation rise in average selling prices also compounded quarterly growth. While we continue our growth in non-electronics, during this quarter we also used our strong 1P (Retail) model to meet the demand in the electronics market.

o	On July 7, 2023, the Turkish government announced an increase in the value added tax (VAT) applicable to all goods and services from 18% to 20% (and from 8% to 10% for basic goods) with effect from July 10, 2023. The announcement triggered higher demand for e-commerce among consumers in Türkiye across all categories. Accordingly, benefiting from the hype in the market, we recorded a stronger GMV growth rate in July year-on-year compared to our July performance in the previous two years.

o	Overall, our performance was also supported by the appeal of our Hepsiburada Premium loyalty program, attractive affordability solutions and data-driven marketing campaigns.

•	Adjusted for inflation, GMV increased by 45.1% to TRY 25.7 billion compared to Q3 2022.

In line with our pledge to customer centricity, in the third quarter of 2023, we announced the “HepsiburadaPromise” initiative which is as a marketing campaign to promote certain customer benefits. As part of this initiative, we communicate our compelling value proposition that, among others, encompasses next-day delivery (where we offer a compensation for late delivery to Hepsiburada Premium members), convenient return pick-up services, and an assurance of authenticated products in our Retail operations. We believe this initiative addresses the primary concerns of Turkish e-commerce consumers while underscoring our commitment to meeting their expectations.

The discussion below elaborates on our progress in Q3 2023 within each of our strategic priorities:

a) Nurturing loyalty

•	Central to our strategy is prioritizing customer loyalty and retention. Our loyalty program, Hepsiburada Premium, plays a key role in achieving this. Meanwhile, focusing on retention helps us to reduce and optimize our marketing and advertising spend.
•	Hepsiburada Premium is a paid subscription service where members enjoy access to a wide range of benefits that include free delivery and 3% cashback subject to certain conditions, plus free access to an on-demand streaming service, and discounted services, among others. This quarter, we built on the program’s offering with summer special deals and exclusive campaigns. The monthly subscription fee was increased from TRY 14.9 to TRY 19.9 in October 2023.
•	Based on the results of market research conducted by FutureBright (a local research company), Hepsiburada Premium members’ Net Promoter Score (“NPS”) was 81 in Q3 2023. This score is 10 points higher than the Company’s overall NPS, signifying a strong satisfaction level among program members.
•	As of the end of Q3 2023, we had a total of 1.5 million Hepsiburada Premium members (with approximately 800 thousand additional members joining in the nine-month period) and by the end of November, the number of members had reached a new milestone of 2 million.
•	Hepsiburada Premium members continue to generate higher order frequency than non-members. Data for the third quarter of 2023 indicated that the monthly order frequency for Premium members was 1.4 times the frequency they had generated before joining the program. Such frequency figures were 1.8 and 2.6, respectively.

b) Capitalizing on our clear differentiation with affordability and lending solutions as well as high service levels on the platform and superior delivery services

•	We are focused on using our sustainable differentiators to provide our customers with best value through our affordability solutions (through Hepsipay) and superior delivery services (through HepsiJet). We believe that our solutions set us apart from the competition through our commitment to customer satisfaction.
•	In Q3 2023, we had an overall NPS of 71 compared to 73 in Q2 2023 (according to the results of market research conducted by FutureBright on behalf of Hepsiburada). We believe that our fast delivery services, wide range of affordability solutions and the depth and breadth of our selection were instrumental in earning customer appreciation and trust.

i)	Hepsipay

•	Our wallet and payment gateway solution, Hepsipay, registered approximately 13.2 million Hepsipay wallet customers (representing users who have opened their wallet account by giving the required consent to Hepsipay) as of September 30, 2023.
•	We remain the only e-retailer with licenses in payments and consumer finance, and were the first in the market to launch a “Buy-Now-Pay-Later” (“BNPL”) solution. Our BNPL solution had been used by over 245 thousand customers as of September 30, 2023. Approximately 762 thousand orders were processed through our non-card affordability solutions (including BNPL and shopping loans) and around TRY 3.4 billion in loans were given in the twelve months ending September 30, 2023. In Q3 2023, orders made through non-card affordability solutions corresponded to a 5.6% share of total GMV, compared to 3.2% in Q3 2022. We diligently manage credit risk in our BNPL solution, while maintaining our focus on growth optimization.

•	Following the launch of the service in May 2023, around 708 thousand Hepsipay prepaid cards had been issued through the Hepsiburada mobile app as of November 30, 2023. The Hepsipay prepaid card is linked to the QR payment feature allowing customers to use it at any off-line retailer that accepts QR payments. The option for Hepsipay prepaid card holders to top up their e-wallets by way of general purpose loans (cash loans) is now available from five leading banks in Türkiye.

ii)	HepsiJet

•	HepsiJet continued offering its competitive services, including oversized delivery, that differentiate us in the market. We believe swift delivery is a core customer expectation and, in Q3 2023, HepsiJet delivered 82% of orders placed through our retail arm (1P) within the next day (compared to 84% in Q3 2022).
•	HepsiJet continued to invest in expanding its geographical coverage by including another 80 municipalities in Q3 2023, reaching 600 in total.
•	HepsiJet is also a key component of our value proposition for our merchants. In Q3 2023, HepsiJet delivered around 67% of our total parcels (compared to 67% in Q3 2022).
•	In Q3 2023, HepsiJet had an NPS of 86.2 according to our internal survey results, reflecting its high quality service. Through HepsiJet, our customers enjoy flexible delivery options and value added services.
•	Our oversized package delivery service delivered 57% of oversized parcels ordered through our platform in Q3 2023, up from 53% in Q3 2022.

c) Pursuing profitability by focusing on core operations, growth in non-electronics and step change in opex

•	Continuing the trend from the second quarter, we delivered a positive IAS 29-Unadjusted EBITDA of TRY 644.0 million in Q3 2023. This was achieved mainly through a stronger Gross Contribution, optimized advertising spending and prudent approach to operational expenses. EBITDA was also positive at TRY 87.9 million in Q3 2023 compared to negative TRY 1,030.7 million in Q3 2022.
•	We continued to invest in our in-house merchant application, Hepsiburada My Business Partner, which, among other capabilities, facilitates self-campaign management, coupon creation and ad management, as well as customer communication. This application’s ease of use increases merchant appreciation, while increased autonomy allows merchants greater control and flexibility in showcasing their products and engaging with customers.
•	We expanded our affordability solutions offering to allow key merchants to offer BNPL solutions for their products on our platform.

d) Offering payment, lending and last-mile delivery services to third parties

•	Our strategy to extend our services and solutions beyond our platform by offering them to other retailers benefits both retail partners and customers. We see great potential for Hepsipay and HepsiJet to use their assets and increase their revenue contribution to our Company.
•	HepsiJet today serves nearly 1,800 external customers including household-name retailers, doubling last year’s figure. We believe HepsiJet is best positioned to build on this momentum and grow its share in the logistics market.
•	The share of external customer volume in HepsiJet’s operations surged to 24.8% in the third quarter of 2023, up from 16.4% in Q3 2022. Total parcel volume of third parties delivered in Q3 2023 nearly doubled compared to Q3 2022.
•	Having launched in July 2023, Hepsipay’s one-click check-out (Pay with Hepsipay) offering was successfully integrated into the online check out of several large Turkish retailers in Q3 2023. Through this offering, Hepsipay has gained a share of these retailers’ online sales by enabling payment with cards stored on Hepsipay wallet. We believe that the envisaged growth in one-click check-out integrations will become instrumental in Hepsipay’s off-platform expansion.
•	Hepsipay's solid 13.2 million wallet base, diverse affordability solutions, own loyalty program (Hepsipara Program) and fast and reliable check-out attest to its competitive advantage.

ESG Actions

•	Efforts to integrate sustainability goals into Hepsiburada’s business processes have continued in the third quarter of 2023. To incorporate sustainability principles into every stage of the business, Hepsiburada provided Corporate Sustainability training to its employees.
•	As part of its social responsibility projects, Hepsiburada continues to provide food, medical supplies and logistics support to animal associations.
•	Since its inception in April, Hepsiburada’s “A Smile is Enough” project has reached 35 thousand children.
•	Hepsiburada recycles used electronic devices through its “Renew the Old” project, employs responsible packaging practices to minimize waste and reduces its environmental footprint through efficient and innovative efforts.
•	Hepsiburada has continued prioritizing Circularity and Waste Management to reduce its operational waste-related environmental impact.
•	Our “Technology Empowerment for Women Entrepreneurs” (“TEWE”) program, launched in 2017 to develop women’s role in the Turkish digital economy, reached an additional 2,142 women in Q3 2023. To date, the program has supported around 47.5 thousand women entrepreneurs. Furthermore, the number of women’s cooperatives on our platform has reached 233 as of September 30, 2023.
•	Since the earthquakes that struck the southeastern region of Türkiye in February 2023, various NGO collaborations, as part of the TEWE program, have been established to provide sustainable support to the impacted region. As of September 30, 2023, the number of women entrepreneurs and women’s cooperatives in the earthquake zone has reached 3,073 and 34, respectively.

Subsequent Events

Hepsiburada Global B.V.’s initial share capital subscription was paid in on October 26, 2023.

In line with Hepsiburada’s strategy to expand its operations, Hepsiburada previously announced the establishment of a wholly-owned subsidiary in the Netherlands, under the tradename Hepsiburada Global B.V., with an aggregate issued share capital of EUR 1,000,000. The initial EUR 100,000 share capital subscription of Hepsiburada Global B.V. was paid in on October 26, 2023. Hepsiburada Global B.V. is expected to facilitate Hepsiburada’s integration with European payment solutions and marketplaces.

Key Highlight of Our Performance During Legendary November

Our business is characterized by seasonality, with higher sales typically generated during the fourth quarter of the year. One key driver is the month of November during which we traditionally hold numerous campaigns with participating merchants. Our preliminary “Legendary November” results indicate that we delivered yet another strong performance in November this year. Below are key highlights:

•	Our IAS 29-Unadjusted GMV doubled compared to the same period of 2022. The number of orders (excluding digital products) was 2.0 times that of the monthly average of the prior months of 2023. Our platform attracted almost 500 million visits and sold over 30 million pieces.
•	The most significant surges in orders by category were among clothing, home appliances, home and garden and fast-moving-consumer-goods, each compared to the same period of last year.
•	On Singles Day (November 11), we reached the sales record of the month with 1.6 million pieces (excluding digital products) sold and GMV in absolute terms in a single day.
•	Our affordability solutions and our loyalty program were particular attraction points. There were 317 thousand applications for BNPL limit.
•	Around 46% of the GMV generated through sales with credit cards came through installment sales.
•	The total number of Hepsiburada Premium members (who benefit from free delivery on any orders along with other benefits) continued to rise, reaching 2 million by the end of the month.

Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy is reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the balance sheet which are not stated in terms of the measuring unit current as of the date of the financial statements are restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.

(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.

(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.

(iv)	All items in the statement of comprehensive loss are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.

(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira at September 30, 2023 (in accordance with IAS 29) unless otherwise indicated.

	Three months ended September 30,				Nine months ended September 30,
(in TRY million	unaudited				unaudited
unless otherwise indicated)	2023	2022	y/y %		2023	2022	y/y %
GMV (TRY in billion)	25.7	17.7	45.1%		69.5	51.8	34.2%
Marketplace GMV (TRY in billion)	16.8	12.1	39.3%		46.5	34.1	36.2%
Share of Marketplace GMV (%)	65.5%	68.2%	(2.7pp	)	66.9%	65.9%	1.0	pp
Revenue	8,057.4	5,300.1	52.0%		21,596.7	15,786.0	36.8%
Gross contribution	2,415.0	1,478.6	63.3%		6,505.3	2,953.2	120.3%
Gross contribution margin (%)	9.4%	8.4%	1.0pp		9.4%	5.7%	3.7	pp
Net income/(loss) for the period	(191.1)	(923.1)	(79.3%	)	654.5	(3,527.2)	n.m.
EBITDA	87.9	(1,030.7)	n.m.		291.0	(3,503.9)	n.m.
EBITDA as a percentage of GMV (%)	0.3%	(5.8% )	6.2	pp	0.4%	(6.8% )	7.2	pp
Net cash provided by/(used in) operating activities	2,240.6	874.8	156.1%		1,780.7	(1,295.1)	n.m
Free Cash Flow	2,006.6	534.7	275.3%		1,041.9	(2,211.1)	n.m

Note: Unless otherwise indicated, all discussions and analysis provided in this section are based on inflation-adjusted IFRS figures and non-IFRS measures.

Revenue

	Three months ended September 30,			Nine months ended September 30,
(in TRY million, unaudited)	2023	2022	y/y %	2023	2022	y/y %
Sale of goods[1] (1P)	5,916.1	3,947.0	49.9%	15,893.5	12,388.8	28.3%
Marketplace revenue[2] (3P)	1,053.2	656.0	60.5%	2,914.1	1,693.7	72.1%
Delivery service revenue	813.5	570.0	42.7%	2,139.2	1,446.1	47.9%
Other	274.6	127.1	116.1%	649.9	257.4	152.5%
Revenue	8,057.4	5,300.1	52.0%	21,596.7	15,786.0	36.8%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Our revenue increased by 52.0% to TRY 8,057.4 million in Q3 2023 compared to TRY 5,300.1 million in Q3 2022. This was mainly due to a 49.9% increase in sale of goods (1P) revenue (comprising 73.4% of total revenue) and a 60.5% increase in Marketplace revenue (3P) (comprising 13.1% of total revenue), compared to Q3 2022. Our delivery service revenue, comprising 10.1% of total revenue, rose 42.7% compared to Q3 2022. Meanwhile, other revenue which mainly consist of HepsiAd (our advertising platform) which saw strong growth of 52.7%, HepsiLojistik (our fulfillment services provider), and Hepsiburada Premium subscription revenue streams, in total, grew by 116.1% compared to Q3 2022.

While GMV increased by 45.1% in Q3 2023 compared to Q3 2022, total 1P and 3P revenue growth during this period was 51.4%. Faster revenue growth compared to GMV growth was mainly due to a 2.7 percentage point (pp) shift in GMV mix towards 1P, a shift in the 3P GMV mix towards higher margin categories, and comparatively lower customer discounts in our quarterly 3P operations compared to Q3 2022.

The 42.7% increase in delivery service revenue compared to Q3 2022 was mainly due to i) an annual and mid-year rise in unit delivery service charges, ii) an increase in delivery service revenue from off-platform customers of Hepsijet and iii) an increase in the number of parcels delivered.

Gross Contribution

	Three months ended September 30,				Nine months ended September 30,
(in TRY million unless indicated otherwise, unaudited)	2023	2022	y/y %		2023	2022	y/y %
Revenue	8,057.4	5,300.1	52.0%		21,596.7	15,786.0	36.8%
Cost of inventory sold	(5,642.4)	(3,821.5)	47.7%		(15,091.4)	(12,832.8)	17.6%
Gross Contribution	2,415.0	1,478.6	63.3%		6,505.3	2,953.2	120.3%
Gross contribution margin (% of GMV)	9.4%	8.4%	1.0	pp	9.4%	5.7%	3.7	pp

The gross contribution margin improved by 1.0pp to 9.4% in Q3 2023 compared to 8.4% in Q3 2022. This margin improvement was mainly attributable to (i) a 0.4pp rise in 1P margin primarily due to a higher discount impact on cost of inventory sold due to purchases on credit, (ii) a 0.4pp improvement in 3P margin due to the change in the 3P GMV category mix towards higher margin categories and (iii) a 0.4pp improvement derived from higher other revenue. In addition, the faster inventory turnover in Q3 2023 (54 days in Q3 2023 compared to 87 days in Q3 2022) partially compensated for the margin deteriorating impact of significantly higher quarterly average inflation in Q3 2023 over the previous year’s level.

The table below shows the monthly inflation rates in 2023 and 2022.

Consumer inflation Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2023	7%	3%	2%	2%	0%	4%	9%	9%	5%	-	-	-
2022	11%	5%	5%	7%	3%	5%	2%	1%	3%	4%	3%	1%

Source: Data as announced by TurkStat

Operating Expenses

The table below shows our operating expenses for the three months and nine months ended September 30, 2023 and 2022 in absolute terms and as a percentage of GMV:

	Three months ended September 30,						Nine months ended September 30,
(in TRY million unless indicated otherwise, unaudited)	2023		2022		y/y%		2023		2022		y/y%
Cost of inventory sold	(5,642.4)		(3,821.5)		47.6%		(15,091.4)		(12,832.8)		17.6%
% of GMV	(22.0%	)	(21.6%	)	(0.4pp	)	(21.7%	)	(24.8%	)	3.1	pp
Shipping and packaging expenses	(768.0)		(544.2)		41.1%		(1,999.9)		(1,648.1)		21.3%
% of GMV	(3.0%	)	(3.1%	)	0.1	pp	(2.9%	)	(3.2%	)	0.3	pp
Payroll and outsource staff expenses	(811.4)		(671.6)		20.8%		(2,220.8)		(1,824.2)		21.7%
% of GMV	(3.2%	)	(3.8%	)	0.6	pp	(3.2%	)	(3.5%	)	0.3	pp
Advertising expenses	(578.4)		(591.3)		(2.2%	)	(1,428.1)		(1,876.3)		(23.9%	)
% of GMV	(2.3%	)	(3.3%	)	1.1	pp	(2.1%	)	(3.6%	)	1.6	pp
Technology expenses	(91.7)		(72.2)		27.0%		(256.5)		(201.4)		27.4%
% of GMV	(0.4%	)	(0.4%	)	0.0	pp	(0.4%	)	(0.4%	)	0.0	pp
Depreciation and amortization	(252.0)		(160.0)		57.5%		(745.3)		(500.8)		48.8%
% of GMV	(1.0%	)	(0.9%	)	(0.1pp	)	(1.1%	)	(1.0%	)	(0.1pp	)
Other operating expenses, net	(77.5)		(630.1)		(87.7%	)	(308.9)		(907.2)		(66.0%	)
% of GMV	(0.3%	)	(3.6%	)	3.3	pp	(0.4%	)	(1.8%	)	1.3	pp
Net operating expenses	(8,221.4)		(6,490.9)		26.7%		(22,050.9)		(19,790.8)		11.42%
Net operating expenses as a % of GMV	(32.0%	)	(36.7%	)	4.7	pp	(31.7%	)	(38.2%	)	6.5	pp

Net operating expenses increased by 26.7% to TRY 8,221.4 million in Q3 2023 compared to TRY 6,490.9 million in Q3 2022. As a percentage of GMV, our net operating expenses declined 4.7pp mainly due to a 3.3pp decrease in other operating expenses, net, a 1.1pp decrease in advertising expenses, a 0.6pp decrease in payroll and outsource staff expenses as a percentage of GMV and a 0.1pp decrease in shipping and packaging expenses. This was partially offset by a 0.4pp rise in cost of inventory sold and 0.1pp rise in depreciation and amortization as a percentage of GMV.

The 3.3pp decline in other operating expenses, net, as a percentage of GMV, was mainly due to settlement of the USD 3,975 thousand (equivalent to TRY 108.8 million) contribution amount owed by TurkCommerce B.V. to Hepsiburada under the term sheet entered into between the parties (as disclosed in greater detail in our Form 6-K furnished to the U.S. Securities and Exchange Commission on September 28, 2023) and the provision expense of USD 13.9 million (TRY 416.5 million) that impacted Q3 2022, as disclosed in greater detail in our Form 6-K furnished to the U.S. Securities and Exchange Commission on December 6, 2022.

The 1.1pp decline in advertising expenses as a percentage of GMV resulted from our continued efficiency in marketing spend. In this regard, we have continued to invest in data-driven marketing tools that contribute to sales conversion. Further, our loyalty program has helped us foster stronger relationships with our customers and led to repeat purchases. In addition, our co-marketing deals with several leading brands have proven to be mutually beneficial.

The 0.4pp increase in cost of inventory sold was mainly due to a 2.7pp shift in GMV mix towards 1P compared Q3 2022.

Financial Income

	Three months ended September 30,			Nine months ended September 30,
(in TRY million, unaudited)	2023	2022	y/y %	2023	2022	y/y %
Foreign currency exchange gains	260.2	586.7	(55.7% )	1,765.5	2,213.8	(20.3% )
Interest income on time deposits	73.5	64.7	13.6%	241.0	166.7	44.6%
Interest income on credit sales	88.0	46.8	88.0%	203.3	117.2	73.5%
Fair value gains on financial assets measured at fair value	18.4	11.0	67.3%	198.6	40.5	390.4%
Other	63.5	18.8	237.8%	116.0	20.4	468.6%
Financial income	503.6	728.0	(30.8% )	2,524.4	2,558.6	(1.3% )

Our financial income decreased by 30.8%, or TRY 224.4 million, to TRY 503.6 million in Q3 2023 compared to TRY 728.0 million in Q3 2022. This was mainly driven by a TRY 326.5 million decrease in foreign currency exchange gains from our U.S. dollar denominated bank deposits due to the U.S. dollar/TRY depreciation during Q3 2023 compared to Q3 2022. The decrease in financial income was partially off-set by an increase in interest income as a result of higher annual interest rates.

Financial Expenses

	Three months ended September 30,			Nine months ended September 30,
(in TRY million, unaudited)	2023	2022	y/y %	2023	2022	y/y%
Commission expenses due to early collection of credit card receivables	(408.4)	(271.4)	50.5%	(980.8)	(790.2)	24.1%
Foreign currency exchange losses	(91.8)	(155.1)	(40.8% )	(591.8)	(644.8)	(8.2% )
Interest expenses on bank borrowings and lease liabilities	(37.9)	(24.8)	52.8%	(123.5)	(122.3)	1.0%
Interest expenses on purchases	(359.6)	(40.9)	779.2%	(507.0)	(185.5)	173.3%
Fair value losses on financial assets measured at fair value	0.0	0.0	n.m.	0.0	(115.4)	n.m.
Other	(3.5)	(0.7)	400.0%	(7.9)	(1.6)	393.8%
Financial expenses	(901.2)	(492.9)	82.8%	(2,211.0)	(1,859.8)	18.9%

Our financial expenses increased by 82.8%, or TRY 408.3 million, to TRY 901.2 million in Q3 2023 compared to TRY 492.9 million in Q3 2022, primarily attributable to a TRY 318.7 million increase in interest expenses on purchases and a TRY 137.0 million increase in commission expenses due to early collection of credit card receivables as a result of (i) an increase in annual effective interest rates, (ii) an increase in GMV and (iii) an increase in purchased goods during Q3 2023, each compared to Q3 2022.

Net Loss for the Period

Net loss for the period was TRY 191.1 million in Q3 2023 down from a net loss of TRY 923.1 million in Q3 2022. This TRY 732.0 million improvement resulted from the TRY 1,118.6 million improvement in EBITDA and TRY 338.2 million increase in monetary gain in Q3 2023 against TRY 632.9 million decrease in net financial income (net of financial expense) and TRY 92.0 million increase in depreciation and amortization.

EBITDA

EBITDA was TRY 87.9 million in Q3 2023 compared to negative TRY 1,030.7 million in Q3 2022, corresponding to 0.3% EBITDA as a percentage of GMV in Q3 2023. This corresponded to a 6.2pp improvement in EBITDA as a percentage of GMV in Q3 2023 compared to Q3 2022. This strong improvement was driven by a 1.0pp rise in gross contribution margin, a 1.1pp decline in advertising expenses, a 0.1pp decline in shipping and packaging expenses, a 0.6pp decline in payroll and outsource staff expenses and a 3.3pp decline in other operating expenses, net as a percentage of GMV.

Cash Flow from Operating Activities

Our net cash provided by operating activities in Q3 2023 comprised a TRY 191.1 million net loss (Q3 2022: net loss of TRY 923.1 million), a negative TRY 181.7 million change in net working capital (Q3 2022: positive TRY 1,016.7 million) and a TRY 2,613.3 million change in other items (comprising non-cash items such as provisions and depreciation expenses as well as non-operating items such as financial income & expenses and non-operating monetary gains & losses) (Q3 2022: TRY 781.2 million). The negative change in net working capital is mainly due to an increase in trade receivables (BNPL receivables and credit card receivables) and an increase in inventory levels as of September 30 2023.

Net cash provided by operating activities increased by TRY 1,365.8 million to TRY 2,240.6 million in Q3 2023 compared to net cash provided by operating activities in Q3 2022 of TRY 874.8 million.

Free Cash Flow

Our free cash flow increased to TRY 2,006.6 million in Q3 2023 from TRY 534.7 million in Q3 2022. This increase was mainly driven by the rise in cash flow provided by operating activities, which is as a result of a significant improvement in EBITDA as well as efficiencies realized in our technology organization.

Total Cash and Financial Investments

Total cash and cash equivalents was at TRY 5,714.1 million as of September 30, 2023 compared to TRY 7,891.4 million as of December 31, 2022. Despite better performance in free cash flow, TRY 2,177.3 million decrease was mainly due to slower appreciation of USD/TRY rate and lower time deposit interest rates against the nine-month inflation as well as higher cash used in financing activities.

Total financial investments as of September 30, 2023 amounts to TRY 686.2 million. Our financial investments consist of a financial asset measured at fair value through profit or loss.

We held around 80% of our total cash, cash equivalents and financial investments in U.S. dollars as of September 30, 2023.

Bank Borrowings

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing as well as for our short-term liquidity needs in the ordinary course of our operations. Our short-term borrowings increased to TRY 195.4 million as of September 30, 2023, from TRY 19.6 million as of December 31, 2022. As of September 30, 2023, supplier and merchant financing loans corresponded to TRY 11.4 million of the short-term bank borrowings compared to TRY 1.2 million as of December 31, 2022. Our long-term borrowings decreased from TRY 16.4 million as of December 31, 2022 to TRY 4.4 million as of September 30, 2023.

All of our bank borrowings are denominated in Turkish Lira. As of September 30, 2023, the average annual effective interest rate for bank borrowings (excluding those non-interest bearing loans) remained at around the same level of 21.3% compared to as of December 31, 2022.

Conference Call Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its unaudited financial results today, Tuesday, December 5, 2023 at 4.00 p.m. Istanbul time / 1.00 p.m. London / 8.00 a.m. New York time.

The live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada231205.html.

Telephone Participation Dial in Details:

•	Türkiye:	+ 90 212 900 3719

•	UK & International:	+ 44 (0) 203 059 5872

•	USA:	+ 1 516 447 5632

Participants may choose any of the above numbers to participate should they wish to ask questions.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on December 5, 2023.

Replay

Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2023 unless otherwise indicated.)

	30 September 2023 (unaudited)	31 December 2022 (audited)
ASSETS
Current assets:
Cash and cash equivalents	5,714,064	7,891,382
Restricted cash	135,819	160,985
Financial investments	686,196	26,310
Trade receivables	1,537,166	995,369
Due from related parties	4,388	2,574
Loan receivables	168	5,266
Inventories	3,823,669	2,679,780
Contract assets	29,928	23,000
Other current assets	961,202	770,420
Total current assets	12,892,600	12,555,086

Non-current assets:
Property and equipment	452,126	506,496
Intangible assets	1,572,894	1,267,495
Right of use assets	508,786	657,178
Loan receivables	1,597	5,781
Other non-current assets	42,557	94,432
Total non-current assets	2,577,960	2,531,382
Total assets	15,470,560	15,086,468

LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	195,394	19,554
Lease liabilities	148,951	235,892
Wallet deposits	160,051	170,076
Trade payables and payables to merchants	8,881,831	8,821,278
Due to related parties	6,539	8,360
Provisions	71,161	591,965
Employee benefit obligations	195,922	233,877
Contract liabilities and merchant advances	967,237	956,908
Other current liabilities	562,795	569,494
Total current liabilities	11,189,881	11,607,404

Non-current assets:
Bank borrowings	4,387	16,370
Lease liabilities	90,272	157,278
Employee benefit obligations	83,463	24,662
Other non-current liabilities	390,861	219,681
Total non-current liabilities	568,983	417,991

Equity:
Share capital	453,514	453,514
Other capital reserves	539,560	483,232
Share premiums	13,172,108	13,172,108
Accumulated deficit	(10,453,486)	(11,047,781)
Total equity	3,711,696	3,061,073
Total equity and liabilities	15,470,560	15,086,468

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2023 unless otherwise indicated. Unaudited.)

	Nine Months Ended		Three Months Ended
	30 September 2023	30 September 2022	30 September 2023	30 September 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	21,596,689	15,786,063	8,057,413	5,300,079
Operating expenses
Cost of inventory sold	(15,091,432)	(12,832,781)	(5,642,430)	(3,821,481)
Shipping and packaging expenses	(1,999,904)	(1,648,147)	(768,017)	(544,178)
Payroll and outsource staff expenses	(2,220,823)	(1,824,164)	(811,435)	(671,559)
Advertising expenses	(1,428,064)	(1,876,335)	(578,440)	(591,261)
Technology expenses	(256,529)	(201,372)	(91,655)	(72,239)
Depreciation and amortization	(745,314)	(500,775)	(251,990)	(160,040)
Other operating expenses	(678,281)	(989,748)	(233,879)	(654,346)
Other operating income	369,392	82,545	156,385	24,290
Operating loss	(454,266)	(4,004,714)	(164,048)	(1,190,735)

Financial income	2,524,410	2,558,675	503,587	728,096
Financial expenses	(2,211,054)	(1,859,864)	(901,281)	(492,909)
Monetary gains/ (losses)	795,380	(221,255)	370,648	32,479
Income/(loss) before income taxes	654,470	(3,527,158)	(191,094)	(923,069)

Taxation on income	-	-	-	-
Income/(loss) for the period	654,470	(3,527,158)	(191,094)	(923,069)
Basic and diluted loss per share	2.01	(10.82)	(0.59)	(2.83)

Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	(60,175)	(22,761)	1,288	(14,407)

Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income	-	(4,278)	-	65,474
Total comprehensive income/(loss) for the period	594,295	(3,554,197)	(189,806)	(872,002)

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2023 unless otherwise indicated. Unaudited.)

	1 January –	1 January –
	30 September 2023	30 September 2022
	(unaudited)	(unaudited)
Income/(loss) before income taxes	654,470	(3,527,158)
Adjustments to reconcile income/(loss) before income taxes to cash flows from operating activities:	3,406,803	3,560,544
Interest and commission expenses	1,611,358	1,097,998
Depreciation and amortization	745,314	500,775
Interest income on time deposits and financial instruments	(241,045)	(166,729)
Interest income on credit sales	(203,270)	(117,233)
Provision for unused vacation liability	63,293	22,906
Provision for personnel bonus	139,275	127,682
Provision for legal cases	8,816	6,734
Provision for doubtful receivables	28,970	22,834
Provision for impairment of trade goods, net	91,961	(3,333)
Provision for post-employment benefits	39,699	4,073
Provision for share based payment	56,328	173,069
Adjustment for impairment loss of financial investments	(198,588)	74,945
Provision for the Competition Board penalty	(115,128)	-
Provision for Settlement of Legal Proceedings	14,332	416,544
Provision for Turkish Capital Markets Board fee	29,332	-
Contribution income for settlement	(108,822)	-
Non-cash charges	-	(1,765)
Net foreign exchange differences	(996,695)	(1,869,162)
Change in provisions due to inflation	(220,031)	(181,803)
Monetary effect on non-operating activities	2,661,704	3,453,009
Changes in net working capital
Change in trade payables and payables to merchants	60,552	(2,350,071)
Change in inventories	(1,235,850)	805,019
Change in trade receivables	(552,277)	125,949
Change in contract liabilities and merchant advances	10,329	161,542
Change in contract assets	(6,927)	(488)
Change in other liabilities	(18,881)	(124,375)
Change in other assets and receivables	4,370	195,558
Change in due from related parties	(1,814)	3,862
Change in due to related parties	(1,821)	(21,792)
Post-employment benefits paid	(17,176)	(6,820)
Payments for concluded litigation	(356,424)	(1,931)
Payments for personnel bonus	(159,791)	(112,101)
Payments for unused vacation liabilities	(4,671)	(2,885)
Collections of doubtful receivables	(150)	-
Net cash used in operating activities	1,780,742	(1,295,147)
Investing activities:
Purchases of property and equipment and intangible assets	(750,986)	(916,510)
Proceeds from sale of property and equipment	12,222	479
Purchase of financial instruments	(1,194,185)	(2,356,278)
Proceeds from sale of financial investment	615,738	3,474,797
Interest received on credit sales	203,270	117,233
Interest income on time deposits and financial instruments	227,710	160,255
Payment for acquired businesses, net of cash acquired	-	(6,893)
Net cash used in investing activities	(886,231)	473,083
Financing activities:
Proceeds from borrowings	418,470	1,443,851
Repayment of borrowings	(206,328)	(1,717,522)
Interest and commission paid	(1,555,161)	(1,009,342)
Lease payments	(190,518)	(215,156)
Net cash used in financing activities	(1,533,537)	(1,498,169)

Net decrease in cash and cash equivalents	(639,026)	(2,320,233)

Cash and cash equivalents at 1 January	7,882,080	9,385,351
Inflation effect on cash and cash equivalents	(2,538,790)	(2,630,394)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	987,164	1,168,463
Cash and cash equivalents at 30 September	5,691,428	5,603,187

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

•	IAS 29-Unadjusted Revenue as revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization, plus monetary gains/(losses);

•	Gross Contribution as revenues less cost of inventory sold;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and

•	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes a reconciliation of certain of these non-IFRS measures to the closest IFRS measure.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e. the monetary gains/(losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to net income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2023. Unaudited.

	Three months ended September 30,		Nine months ended September 30,
(in TRY million)	2023	2022	2023	2022
Net income/(loss) for the period	(191.1)	(923.1)	654.5	(3,527.2)
Taxation on income	-	-	-	-
Financial income	503.6	728.1	2,524.4	2,558.7
Financial expenses	(901.3)	(492.9)	(2,211.1)	(1,859.9)
Depreciation and amortization	(252.0)	(160.0)	(745.3)	(500.8)
Monetary gains/(losses)	370.6	32.5	795.4	(221.3)
EBITDA	87.9	(1,030.7)	291.1	(3,503.9)

Gross contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included gross contribution in this press release because it is a key measure used by our management and board of directors to evaluate our operational profitability as it reflects direct costs of products sold to our buyers. Accordingly, we believe that gross contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of gross contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2023. Unaudited.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue	8,057.4	5,300.1	21,596.7	15,786.0
Cost of inventory sold	(5,642.4)	(3,821.5)	(15,091.4)	(12,832.8)
Gross Contribution	2,415.0	1,478.6	6,505.3	2,953.2

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA are supplemental non-IFRS financial measures that are not required by, or presented in accordance with, IFRS. We have included IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA in this press release because we believe their inclusion facilitates the understanding of Revenue, Gross Contribution and EBITDA restated in accordance with IAS 29 as well as our year on year GMV growth and profitability guidance.

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA have limitations as financial measures, including that other companies may calculate IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA differently, which reduces their usefulness as a comparative measure and you should not consider them in isolation or as substitutes for revenue or profit/(loss) for the period, as revenue or profit measures or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of IAS 29-Unadjusted Revenue to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2023. Unaudited.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue	8,057.4	5,300.1	21,596.7	15,786.0
Reversal of IAS 29 adjustment	450.0	2,094.1	3,709.7	7,190.5
IAS 29-Unadjusted Revenue	7,607.4	3,206.0	17,887.0	8,595.5

The following table shows the reconciliation of IAS 29-Unadjusted Gross Contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 September 2023. Unaudited.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue	8,057.4	5,300.1	21,596.7	15,786.0
Cost of inventory sold	(5,642.4)	(3,821.5)	(15,091.4)	(12,832.8)
Gross Contribution	2,415.0	1,478.6	6,505.3	2,953.2
Reversal of IAS 29 adjustment	(401.6)	423.6	209.7	444.6
IAS 29 - Unadjusted Gross Contribution	2,816.6	1,055.0	6,295.6	2,508.6

The following tables show the reconciliation of IAS 29-Unadjusted EBITDA to net income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 September 2023. Unaudited.

	Three months ended
	30 September 2023	Reversal of IAS 29 Adjustment	IAS 29-Unadjusted 30 September 2023	30 September 2022	Reversal of IAS 29 Adjustment	IAS 29-Unadjusted 30 September 2022
Net income/(loss) for the period	(191.1)	(350.3)	159.2	(923.1)	(507.3)	(415.8)
Taxation on income	-	-	-	-	-	-
Financial income	503.6	23.9	479.7	728.1	307.3	420.8
Financial expenses	(901.3)	(59.6)	(841.7)	(492.9)	(193.5)	(299.4)
Depreciation and amortization	(252.0)	(129.2)	(122.8)	(160.0)	(73.6)	(86.4)
Monetary gains	370.6	370.6	-	32.5	32.5	-
IAS 29-Unadjusted EBITDA			644.0			(450.8)

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 30 September 2023. Unaudited.

	Nine months ended
	30 September 2023	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 30 September 2023	30 September 2022	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 30 September 2022
Net income/(loss) for the period	654.5	(405.9)	1,060.4	(3,527.2)	(2,656.2)	(871.0)
Taxation on income	-	-	-	-	-	-
Financial income	2,524.4	461.8	2,062.6	2,558.7	1,224.4	1,334.3
Financial expenses	(2,211.1)	(354.3)	(1,856.8)	(1,859.9)	(854.8)	(1,005.1)
Depreciation and amortization	(745.3)	(406.1)	(339.2)	(500.8)	(300.2)	(200.6)
Monetary gains/(losses)	795.4	795.4	-	(221.3)	(221.3)	-
IAS 29-Unadjusted EBITDA			1,193.8			(999.6)

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by/used in operating activities for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2023. Unaudited.

	Three months ended September 30,		Nine months ended September 30,
(in TRY million)	2023	2022	2023	2022
Net cash provided by/(used in) operating activities	2,240.6	874.8	1,780.7	(1,295.1)
Capital expenditures	(244.8)	(340.2)	(751.0)	(916.5)
Proceeds from the sale of property and equipment	10.8	0.1	12.2	0.5
Free Cash Flow	2,006.6	534.7	1,041.9	(2,211.1)

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. Starting from Q4 2021, we have revised the definition of Net Working Capital to include the “financial investments” balance on our balance sheet as at December 31, 2021.  As we believe financial investments are cash-like item by nature, we deducted from current assets along with cash and cash equivalents.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 September 2023.

	As of September 30, 2023	As of December 31, 2022
Current assets	12,892.6	12,555.1
Cash and cash equivalents	(5,714.1)	(7,891.4)
Financial investments	(686.2)	(26.3)
Current liabilities	(11,189.9)	(11,607.4)
Bank borrowings, current	195.4	19.6
Lease liabilities, current	149.0	235.9
Net Working Capital	(4,353.2)	(6,714.5)

BREAKDOWN OF THE COMPARATIVE FIGURES RESTATED BY INFLATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 September 2023.)

	Restatement Method	Unaudited Unadjusted 30 Sept 2023	IAS 29 Adjustment	Unaudited Adjusted 30 Sept 2023	Unaudited Unadjusted 31 Dec 2022	IAS 29 Adjustment	Audited Adjusted 31 Dec 2022
ASSETS
Current assets:
Cash and cash equivalents	1	5,714,064	-	5,714,064	5,266,008	2,625,374	7,891,382
Restricted cash	1	135,819	-	135,819	107,427	53,558	160,985
Financial investments	1	686,196	-	686,196	17,557	8,753	26,310
Trade receivables	1	1,537,166	-	1,537,166	664,221	331,148	995,369
Due from related parties	1	4,388	-	4,388	1,718	856	2,574
Loan receivables	1	168	-	168	3,514	1,752	5,266
Inventories	2	3,664,611	159,058	3,823,669	1,724,330	955,450	2,679,780
Contract assets	1	29,928	-	29,928	15,348	7,652	23,000
Other current assets	3	927,737	33,465	961,202	506,890	263,530	770,420
Total current assets		12,700,077	192,523	12,892,600	8,307,013	4,248,073	12,555,086
Non-current assets:
Property and equipment	2	225,624	226,502	452,126	221,626	284,870	506,496
Intangible assets	2	1,006,422	566,472	1,572,894	655,891	611,604	1,267,495
Right of use assets	2	246,607	262,179	508,786	261,091	396,087	657,178
Loan receivables	1	1,597	-	1,597	3,858	1,923	5,781
Other non-current assets	3	36,224	6,333	42,557	62,700	31,732	94,432
Total non-current assets		1,516,474	1,061,486	2,577,960	1,205,166	1,326,216	2,531,382
Total assets		14,216,551	1,254,009	15,470,560	9,512,179	5,574,289	15,086,468
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	1	195,394	-	195,394	13,049	6,505	19,554
Lease liabilities	1	148,951	-	148,951	157,414	78,478	235,892
Wallet deposits	1	160,051	-	160,051	113,493	56,583	170,076
Trade payables and payables to merchants	1	8,881,831	-	8,881,831	5,886,538	2,934,740	8,821,278
Due to related parties	1	6,539	-	6,539	5,579	2,781	8,360
Provisions	1	71,161	-	71,161	395,025	196,940	591,965
Employee benefit obligations	1	195,922	-	195,922	156,069	77,808	233,877
Contract liabilities and merchant advances	1	967,237	-	967,237	638,556	318,352	956,908
Other current liabilities	3	530,001	32,794	562,795	367,091	202,403	569,494
Total current liabilities		11,157,087	32,794	11,189,881	7,732,814	3,874,590	11,607,404
Non-current liabilities:
Bank borrowings	1	4,387	-	4,387	10,924	5,446	16,370
Lease liabilities	1	90,272	-	90,272	104,953	52,325	157,278
Employee benefit obligations	1	83,463	-	83,463	16,457	8,205	24,662
Other non-current liabilities	2	252,316	138,545	390,861	77,076	142,605	219,681
Total non-current liabilities		430,438	138,545	568,983	209,410	208,581	417,991
Equity:
Share capital	4	65,200	388,314	453,514	65,200	388,314	453,514
Other capital reserves	4	262,716	276,844	539,560	215,245	267,987	483,232
Share premiums	4	4,260,737	8,911,371	13,172,108	4,260,737	8,911,371	13,172,108
Accumulated deficit	5	(1,959,627)	(8,493,859)	(10,453,486)	(2,971,227)	(8,076,554)	(11,047,781)
Total equity		2,629,026	1,082,670	3,711,696	1,569,955	1,491,118	3,061,073
Total equity and liabilities		14,216,551	1,254,009	15,470,560	9,512,179	5,574,289	15,086,468

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 September 2023. Unaudited.)

		Three Months Ended
	Restatement Method	Unaudited Unadjusted 30 Sept 2023	IAS 29 Adjustment	Unaudited Adjusted 30 Sept 2023	Unaudited Unadjusted 30 Sept 2022	IAS 29 Adjustment	Unaudited Adjusted 30 Sept 2022
Sale of goods (1P)	6	5,594,310	321,824	5,916,134	2,389,792	1,557,171	3,946,963
Marketplace revenue (3P)	6	987,702	65,521	1,053,223	396,862	259,178	656,040
Delivery service revenue	6	766,196	47,272	813,468	344,982	225,023	570,005
Other	6	259,214	15,374	274,588	74,346	52,725	127,071
Revenues		7,607,422	449,991	8,057,413	3,205,982	2,094,097	5,300,079

Operating expenses
Cost of inventory sold	7	(4,790,848)	(851,582)	(5,642,430)	(2,151,049)	(1,670,432)	(3,821,481)
Shipping and packaging expenses	6	(725,728)	(42,289)	(768,017)	(329,439)	(214,739)	(544,178)
Payroll and outsource staff expenses	6	(749,523)	(61,912)	(811,435)	(404,708)	(266,851)	(671,559)
Advertising expenses	6	(558,651)	(19,789)	(578,440)	(350,223)	(241,038)	(591,261)
Technology expenses	9	(75,462)	(16,193)	(91,655)	(38,961)	(33,278)	(72,239)
Depreciation and amortization	8	(122,750)	(129,240)	(251,990)	(86,532)	(73,508)	(160,040)
Other operating expenses	9	(212,780)	(21,099)	(233,879)	(393,935)	(260,411)	(654,346)
Other operating income	9	149,475	6,910	156,385	11,680	12,610	24,290

Operating Income/(loss)		521,155	(685,203)	(164,048)	(537,185)	(653,550)	(1,190,735)

Financial income	6	479,688	23,899	503,587	420,802	307,295	728,097
Financial expenses	6	(841,686)	(59,595)	(901,281)	(299,367)	(193,542)	(492,909)
Monetary gains	10	0	370,648	370,648	0	32,479	32,479

Income/(loss) before income taxes		159,157	(350,251)	(191,094)	(415,750)	(507,318)	(923,068)

Taxation on income	-	-	-	-	-	-	-

Income/(loss) for the period		159,157	(350,251)	(191,094)	(415,750)	(507,318)	(923,068)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 September 2023. Unaudited.)

		Nine Months Ended
	Restatement Method	Unaudited Unadjusted 30 Sept 2023	IAS 29 Adjustment	Unaudited Adjusted 30 Sept 2023	Unaudited Unadjusted 30 Sept 2022	IAS 29 Adjustment	Unaudited Adjusted 30 Sept 2022
Sale of goods (1P)	6	13,177,294	2,716,232	15,893,526	6,726,314	5,662,527	12,388,841
Marketplace revenue (3P)	6	2,396,049	518,055	2,914,104	932,543	761,204	1,693,747
Delivery service revenue	6	1,768,428	370,734	2,139,162	793,100	652,981	1,446,081
Other	6	545,249	104,648	649,897	143,538	113,856	257,394
Revenues		17,887,020	3,709,669	21,596,689	8,595,495	7,190,568	15,786,063

Operating expenses
Cost of inventory sold	7	(11,591,401)	(3,500,031)	(15,091,432)	(6,086,856)	(6,745,925)	(12,832,781)
Shipping and packaging expenses	6	(1,658,786)	(341,118)	(1,999,904)	(892,342)	(755,805)	(1,648,147)
Payroll and outsource staff expenses	6	(1,814,752)	(406,071)	(2,220,823)	(987,860)	(836,304)	(1,824,164)
Advertising expenses	6	(1,195,290)	(232,774)	(1,428,064)	(1,008,064)	(868,271)	(1,876,335)
Technology expenses	9	(197,684)	(58,845)	(256,529)	(101,060)	(100,312)	(201,372)
Depreciation and amortization	8	(339,183)	(406,131)	(745,314)	(200,563)	(300,212)	(500,775)
Other operating expenses	9	(542,770)	(135,511)	(678,281)	(556,987)	(432,761)	(989,748)
Other operating income	9	307,438	61,955	369,393	37,998	44,547	82,545

Operating Income/(loss)		854,592	(1,308,857)	(454,265)	(1,200,239)	(2,804,475)	(4,004,714)

Financial income	6	2,062,639	461,771	2,524,410	1,334,310	1,224,368	2,558,678
Financial expenses	6	(1,856,819)	(354,235)	(2,211,054)	(1,005,062)	(854,802)	(1,859,864)
Monetary gains/(losses)	10	-	795,379	795,379	-	(221,255)	(221,255)

Income/(loss) before income taxes		1,060,412	(405,942)	654,470	(870,991)	(2,656,164)	(3,527,155)

Taxation on income	-	-	-	-	-	-	-

Income/(loss) for the period		1,060,412	(405,942)	654,470	(870,991)	(2,656,164)	(3,527,155)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 September 2023. Unaudited.)

	Unaudited		Unaudited	Unaudited		Unaudited
	Unadjusted		Adjusted	Unadjusted		Adjusted
	1 Jan- 30 Sept 2023	IAS 29 adjustment	1 Jan- 30 Sept 2023	1 Jan- 30 Sept 2022	IAS 29 adjustment	1 Jan- 30 Sept 2022
Income/(loss) before income taxes	1,060,412	(405,942)	654,470	(870,991)	(2,656,167)	(3,527,158)
Adjustments to reconcile income/(loss) before income taxes to cash flows from operating activities:	498,556	2,908,247	3,406,803	128,915	3,431,629	3,560,544
Interest and commission expenses	1,365,971	245,387	1,611,358	609,246	488,752	1,097,998
Depreciation and amortization	339,183	406,131	745,314	200,563	300,212	500,775
Interest income on time deposits	(199,509)	(41,536)	(241,045)	(93,871)	(72,858)	(166,729)
Interest income on credit sales	(170,540)	(32,730)	(203,270)	(65,011)	(52,222)	(117,233)
Provision for unused vacation liability	51,127	12,166	63,293	12,345	10,561	22,906
Provision for personnel bonus	112,504	26,771	139,275	68,742	58,940	127,682
Provision for legal cases	7,122	1,694	8,816	3,626	3,108	6,734
Provision for doubtful receivables	23,522	5,448	28,970	12,293	10,541	22,834
Provision for impairment of trade goods, net	34,257	57,704	91,961	8,308	(11,641)	(3,333)
Provision for post-employment benefits	32,068	7,631	39,699	2,215	1,858	4,073
Provision for share based payment	47,471	8,857	56,328	93,969	79,100	173,069
Adjustment for impairment loss of financial investments	(153,234)	(45,354)	(198,588)	35,505	39,440	74,945
Provision competition board penalty	(92,018)	(23,110)	(115,128)	-	-	-
Provision for Settlement of Legal Proceedings	11,577	2,755	14,332	257,874	158,670	416,544
Provision for Turkish Capital Markets Board fee	23,694	5,638	29,332	-	-	-
Contribution income for settlement	(108,822)	-	(108,822)	-	-	-
Net foreign exchange differences	(825,817)	(170,878)	(996,695)	(1,016,008)	(853,154)	(1,869,162)
Non cash charges	-	-	-	(881)	(884)	(1,765)
Change in provisions due to inflation	-	(220,031)	(220,031)	-	(181,803)	(181,803)
Monetary effect on non-operating activities	-	2,661,704	2,661,704	-	3,453,009	3,453,009
Changes in net working capital
Change in trade payables and payables to merchants	2,995,292	(2,934,740)	60,552	673,680	(3,023,751)	(2,350,071)
Change in inventories	(1,974,538)	738,688	(1,235,850)	(451,847)	1,256,866	805,019
Change in trade receivables	(896,589)	344,312	(552,277)	(49,257)	175,206	125,949
Change in contract liabilities and merchant advances	328,682	(318,353)	10,329	214,882	(53,340)	161,542
Change in contract assets	(14,579)	7,652	(6,927)	(4,154)	3,666	(488)
Change in other liabilities	384,896	(403,777)	(18,881)	130,200	(254,575)	(124,375)
Change in other assets and receivables	(308,333)	312,703	4,370	(155,083)	350,641	195,558
Change in due from related parties	(2,671)	857	(1,814)	1,246	2,616	3,862
Change in due to related parties	960	(2,781)	(1,821)	(5,137)	(16,655)	(21,792)
Post-employment benefits paid	(13,874)	(3,302)	(17,176)	(3,672)	(3,148)	(6,820)
Payments for concluded litigation	(274,240)	(82,184)	(356,424)	(1,040)	(891)	(1,931)
Payments for personnel bonus	(119,982)	(39,809)	(159,791)	(53,028)	(59,073)	(112,101)
Payments for unused vacation liabilities	(3,796)	(875)	(4,671)	(1,563)	(1,322)	(2,885)
Collections of doubtful receivables	121	(271)	(150)	-	-	-
Net cash provided by/(used in) operating activities	1,660,317	120,425	1,780,742	(446,849)	(848,298)	(1,295,147)
Investing activities:
Purchases of property and equipment and intangible assets	(591,490)	(159,496)	(750,986)	(493,392)	(423,118)	(916,510)
Proceeds from sale of property and equipment	1,873	10,349	12,222	143	336	479
Purchase of financial instruments	(1,064,379)	(129,806)	(1,194,185)	(1,331,152)	(1,025,126)	(2,356,278)
Proceeds from sale of financial investment	558,284	57,454	615,738	1,962,379	1,512,418	3,474,797
Interest received on time deposits and financial instruments	183,079	44,631	227,710	89,442	70,813	160,255
Interest received on credit sales	170,540	32,730	203,270	65,011	52,222	117,233
Payment for acquired businesses, net of cash acquired	-	-	-	(3,439)	(3,454)	(6,893)
Net cash provided by/(used in) investing activities	(742,093)	(144,138)	(886,231)	288,992	184,091	473,083
Financing activities:
Proceeds from borrowings	338,035	80,435	418,470	777,342	666,509	1,443,851
Repayment of borrowings	(166,669)	(39,659)	(206,328)	(924,681)	(792,841)	(1,717,522)
Interest and commission paid	(1,320,575)	(234,586)	(1,555,161)	(561,516)	(447,826)	(1,009,342)
Lease payments	(153,898)	(36,620)	(190,518)	(115,836)	(99,320)	(215,156)
Net cash used in financing activities	(1,303,107)	(230,430)	(1,533,537)	(824,691)	(673,478)	(1,498,169)
Net decrease in cash and cash equivalents	(384,883)	(254,143)	(639,026)	(982,548)	(1,337,685)	(2,320,233)
Cash and cash equivalents at 1 January	5,259,801	2,622,279	7,882,080	3,812,605	5,572,746	9,385,351
Inflation effect on cash and cash equivalents	-	(2,538,790)	(2,538,790)	-	(2,630,394)	(2,630,394)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	816,510	170,654	987,164	638,767	529,696	1,168,463
Cash and cash equivalents at 30 September	5,691,428	-	5,691,428	3,468,824	2,134,363	5,603,187

Restatement Methods for Consolidated Balance Sheets

(1) Monetary items do not need to be restated, because they represent money held, to be received or to be paid. Monetary items are therefore already expressed in current purchasing power at the reporting date.

(2) Non-monetary assets and liabilities are restated in terms of the measuring unit current at the end of the reporting period. We used the increase in the general price index from the transaction date when they were first recognized to the end of the reporting period.

(3) Other current assets and other current liabilities consist of monetary and non-monetary items.

(4) The components of shareholders’ equity, excluding retained earnings, are restated by applying a general price index from the dates on which the items were contributed or otherwise arose.

(5) Retained earnings are restated for the balancing figure derived from the other amounts in the restated opening balance sheet.

Restatement Methods for Consolidated Statements of Comprehensive Loss

(6) All items except cost of inventory sold, depreciation and amortization expenses and monetary gains or losses in the consolidated statement of comprehensive loss for the current year are restated by applying the change in the general price index from the dates when the items of income and expense were originally recorded.

(7) Cost of inventory sold is restated by using restated inventories balance.

(8) Depreciation and amortization expenses is restated by using restated property and equipment, intangible assets and right of use assets balances.

(9) Technology expenses, other operating expenses and income includes prepaid expenses and deferred income which are considered as non-monetary items and restated by using restated balances of those items.

(10) The monetary gains or losses is calculated as the difference between the historical cost amounts and the result from the restatement of non-monetary items, shareholders’ equity, items in the consolidated statement of comprehensive loss. The monetary gain or loss is reported as a separate item in the restated consolidated statement of comprehensive loss.

Restatement Methods for Consolidated Statements of Cash Flows

All items in the consolidated statements of cash flows are expressed in a measuring unit current at the balance sheet date; they are therefore restated by applying the relevant conversion factors from the date on which the transaction originated.

Net income / loss before tax is adjusted for the monetary gain or loss for the period.

The monetary loss on cash and cash equivalents is presented separately.

Inflation effect on non-operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of cash and cash equivalents, borrowings and financial investments.

Inflation effect on operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of provisions and considered as a reconciling item in the cash flow statement, as this is a non-cash item not shown as a change in working capital.

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	IAS 29-Unadjusted GMV as GMV presented on an unadjusted for inflation basis;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	IAS 29-Unadjusted Revenue as Revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as a percentage of GMV as EBITDA represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as a percentage of GMV as IAS 29-Unadjusted EBITDA represented as a percentage of IAS 29-Unadjusted GMV;

•	Number of orders as the number of orders we received through our platform including returns and cancellations;

•	Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Active Customer are users (both unregistered users and members) who have purchased at least one item listed on our platform within the 12-month period preceding the relevant date, including returns and cancellations; and

•	Digital products are non-cash games on our platform, such as sweepstakes and gamified lotteries and the first monthly payment of Hepsiburada Premium membership subscription.

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 61 million members with approximately 211 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with over 101 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported over 47.5 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters; (ii) global supply challenges; (iii) the ongoing conflict in Ukraine; (iv) changes in the competitive landscape in the industry in which the Company operates; (v) the rising inflationary environment and/or (vi) currency devaluation; (d) the anticipated launch of new initiatives, businesses or any other strategic projects; (e) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (f) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (g) our liquidity, substantial indebtedness, and ability to obtain additional financing; (h) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (i) our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; (j) our ability to expand our base of Hepsiburada Premium members, and grow and externalize the services of our strategic assets; and (k) regulatory changes in the e-commerce law. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “seek,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2022 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, Gross Contribution, EBITDA, IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes unaudited quarterly financial information as of and for the nine months ended September 30, 2023 and 2022 and as of and for the year ended December 31, 2022. The quarterly information has not been audited or reviewed by the Company’s auditors. The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS and pursuant to the regulations of the SEC.